Emgold Mining Corporation (An Exploration Stage Company)
Management Discussion and Analysis
For the Year Ended 31 December 2012
Date: 30 April 2013

TABLE OF CONTENTS
To Our Shareholders	1
Overview	2
The I M Project, California	5
Buckskin Rawhide Property, Nevada	7
Koegel Rawhide Property, Nevada	10
Stewart Property, British Columbia	12
Rozan Property, British Columbia	12
Golden Bear Ceramics Company	12
Results of Operations	13
Selected Annual Information	14
Financial Data for the Last Eight Quarters	14
Exploration and Evaluation Expenditures	16
Liquidity	17
Capital Resources	18
Related Party Transactions and Balances	21
Off Balance Sheet Arrangements	22
Critical Judgment in Applying Accounting Policies	22
Financial Instruments and Other Instruments	24
Management of Capital	25
Additional Disclosure for Venture Issuers with Significant Revenue	26
Investor Relations Activities	26
Approval	26
Caution on Forward Looking Information	27

Emgold Mining Corporation
US Funds (Unaudited)
Management Discussion and Analysis

To Our Shareholders

The following information should be read in conjunction with the audited consolidated financial statements of Emgold Mining Corporation (“Emgold” or “the Company”) for the year ended 31 December 2012 (fiscal 2012) and 2011 (fiscal 2011) and the related notes attached thereto, which were prepared in accordance with International Financial Reporting Standards (“IFRS”). All amounts are expressed in U.S. dollars unless otherwise indicated.

Certain statements included herein may constitute forward-looking statements, such as estimates and statements that describe our future plans, objectives or goals, including words to the effect that we expect or management expects a stated condition or result to occur. Such forward-looking statements are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. The following list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Please refer to the “Caution on Forward-Looking Information” on page 27.

Subject to applicable law, the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated. Actual results relating to financing, exploration, mining, processing, manufacturing, and reclamation activities including results of exploration, mineral resource and reserve determination, results of operations, and results of reclamation, as well as associated capital and operating costs could differ materially from those currently anticipated. Actual results could differ materially from those anticipated in such statements by reason of factors such as changes in general economic conditions and conditions in the financial markets, changes in demand, and changes in prices for the products that may be produced. Other factors that may affect actual results include the litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which we operate, such as technological and operational difficulties encountered in connection with our activities, productivity of our resource properties, labour relations matters, labour costs, material and equipment costs and changing foreign exchange rates. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Further information regarding these and other factors is included in our filings with the US Securities and Exchange Commission (which may be viewed at www.sec.gov) and Canadian provincial securities regulatory authorities (which may be viewed at www.sedar.com).

The table below sets forth the most significant forward-looking information included in this MD&A:

Forward-Looking Information	Key Assumptions	Most Relevant Risk Factors
Future funding for ongoing operations	The Company will be able to raise these funds	The Company has disclosed that this may be difficult and failure to raise these funds will materially impact the Company’s ability to continue as a going concern
Status of the Idaho-Maryland Project	The Company will be able to extend or renegotiate the Lease and Option to Purchase Agreement on certain surface and mineral rights associated with the Project	The Company has disclosed a Lease and Option to Purchase Agreement on certain surface and mineral rights expired on 01 February 2013. Failure to extend this agreement will materially impact the Company and may impact the Company’s ability to continue as a going concern

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Emgold Mining Corporation
US Funds (Unaudited)
Management Discussion and Analysis

Overview

Emgold is a mineral exploration and mine development company with properties located in the western U.S. and Canada. The Company plan is to permit and reopen the historic Idaho-Maryland Gold Mine located in Grass Valley, California (the “I-M Project”). The Idaho-Maryland Mine was discovered in 1851, was in production from 1862 through 1956, and was the second largest historical underground gold producer in California. Total recorded production was 2,383,000 ounces of gold from 5,546,000 short tons of ore, for a recovered grade of 0.43 ounces of gold per short ton. The Company intends to obtain all necessary permits for dewatering, exploration, construction, development, re-opening, and reclamation of the Idaho-Maryland Mine.

The Company also has a portfolio of exploration projects including the Buckskin Rawhide and Koegel Rawhide Properties in Nevada and the Stewart Property and Rozan Properties in British Columbia. High grade vein and bulk disseminated gold exploration targets have been identified at the Buckskin Rawhide and Koegel Rawhide Properties. Gold, silver, molybdenum and tungsten targets have been identified at the Stewart Property. Gold targets have been identified on the Rozan Property.

In addition to its mineral property interests, the Company has developed a manufacturing process that can be used to process a variety of mineral wastes, including mine tailings, fines from aggregate quarries, and fly ash from coal fired power plants, into high quality 100% recycled stone and ceramic building products such as floor tile, roof tile, and wall cladding. These products can be certified by the US Green Building Council and would meet requirements for Leadership in Energy and Environmental Design (LEED) Credits. The Company plans to ultimately spin this technology off to a third party to allow its commercialization to be independently financed.

Significant Events and Transactions during the Year

Idaho-Maryland Property

External permitting activities with the City of Grass Valley related to the Idaho-Maryland Project in California remain on hold pending financing activities by the Company and pending extension or renegotiation of the Lease Option to Purchase Agreement for certain surface and mineral rights associated with the Project. As announced in 26 October 2011 and 07 September 2012, press releases, the preparation of the Environmental Impact Report (EIR) remains temporarily on hold while the Company waits for improved equity market conditions to raise the funds necessary to complete the process. On 10 September 2012, the City of Grass Valley notified the Company that their 2011 Revised Permit Applications were “deemed withdrawn” and the applications will need to be resubmitted when the Company has the funds in place and is ready to move forward. On 01 February 2013, subsequent to year end 2012, a Lease Option to Purchase Agreement for 91 acres of surface rights and 2,750 aces of mineral rights associated with the Idaho-Maryland Project expired. The Company is in discussions to extend and/or renegotiate this Agreement. Should negotiations to extend the agreement be unsuccessful, Emgold has stated it will terminate the Project and focus on the other assets the Company currently has in its portfolio.

On 06 February 2012, the Company announced that it had signed Lease and Option to Purchase Agreement to acquire 21 unpatented mineral claims totalling 420 acres in Nevada. This property is called the Buckskin Rawhide West Property. It is adjacent and to the west of the Regent Property and west of the nearby operating Denton Rawhide Mine, both owned by Rawhide Mining LLC. It is also west, but not contiguous, with Emgold’s Buckskin Rawhide East Property.

On 13 February 2012, the Company announced that it had signed a Lease and Option to Purchase Agreement to acquire 19 unpatented mineral claims totalling 380 acres in Nevada. This property is called the Koegel Rawhide Property. It is several miles south of the Denton Rawhide Mine and Emgold’s Buckskin Rawhide Property. On 15 February 2012, the Company announced it has staked an additional 17 unpatented claims to expand this property to 36 unpatented mineral claims totalling 720 acres. On 27 February 2012 and 28 March 2012, the Company announced it had confirmed the presence of high grade gold on the property and identified the T-10 High Grade Target for further exploration was warranted.

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Emgold Mining Corporation
US Funds (Unaudited)
Management Discussion and Analysis

On 30 January 2012, the Company announced on-going surface exploration results for its Buckskin Rawhide East Property in Nevada. This property is adjacent to the Denton Rawhide Mine and surrounded by the Denton Rawhide Property on the east and south and the Regent Property on the north and west. Both Denton Rawhide Mine and the Regent Property are owned by Rawhide Mining, LLC, a privately held company. The Company’s work further delineated two exploration targets – the Black Eagle High Grade Vein Target and the Chicago Mountain Bulk Disseminated Target. It also detailed other sampling outside of these areas.

Buckskin Rawhide Property

On 14 and 19 November 2012, the Company announced a series of transactions involving its Buckskin Rawhide East Property in Nevada. The Company announced it had signed an Option Agreement to complete an early buyout of all underlying property rights, including royalty rights, for its Buckskin Rawhide East Property. The Option provides that Emgold will pay two arm’s length parties (Nevada Sunrise LLC and the Castagne) an aggregate of $510,000 to allow the Company to consolidate a 100% interest in the 52 unpatented mineral claims, totalling 835 acres, that make up Buckskin Rawhide East Property. The Company also announced that it had signed an Agreement with Rawhide Mining LLC (“RMC”) pursuant to which the Company would issue to RMC, on a private placement basis, shares and warrants in an amount of CDN$1.0 million, part of which would be used to fund the above transaction. Also pursuant to the Agreement, upon completion of the title transfer, of the 100% of the Buckskin Rawhide East Property to Emgold. The Company will subsequently lease the property to RMC. This transaction is occurring in a number of steps.

On 28 December 2012, the Company announced the first step of the above transaction. The first tranche of the private placement was closed for proceeds totalling CDN$465,000. A total of $400,000 from this tranche of the financing was used to acquire a 100% interest in 6 unpatented mining claims and a 75% interest in 40 unpatented mineral claims, including royalty interests, from one of the underlying property owners mentioned above.

Subsequent to year end 2012, on 01 February 2013, Emgold announced the closing of the second step of the above transaction, which included a second private placement, for proceeds of CDN$285,000. The Company is currently working on the third step of the transaction, which will involve the acquisition of the remaining 25% of 40 unpatented mineral claims that make up part of the Buckskin Rawhide East Property. As part of this step, the remaining CDN$250,000 private placement will be completed with RMC, of which $110,000 will be used to acquire the 25% interest.

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Emgold Mining Corporation
US Funds (Unaudited)
Management Discussion and Analysis

The fourth and final step with RMC will involve completion of a Lease Agreement. RMC has agreed to lease the Buckskin Rawhide East Property from Emgold based on the following terms:

  The Lease Term is 20 years.
  Advance royalty payments will be $10,000 per year, paid by RMC to Emgold, with the first payment due at signing and subsequent payments due on the anniversary of the Lease Agreement.
  During the Lease Term, RMC will make all underlying claim fees to keep the claims in good standing.
  RMC will conduct a minimum of US$250,000 in exploration activities by the end of Year 1.
  RMC will conduct an additional minimum of US$250,000 in exploration activities by the end of Year 3, for a total of US$500,000 in exploration activities by the end of Year 3.
  RMC will have the option of earning a 100% interest in the Property by bringing it into commercial production.
  Upon bringing the property into commercial production, RMC will make "Bonus Payments" to Emgold. Bonus Payments will be US$15 per ounce of gold when the price of gold ranges between US$1,200 per ounce and US$1,799 per ounce. If the price of gold exceeds US$1,800 per ounce, the Bonus Payment will increase to US$20 per ounce
  After meeting its exploration requirements, should RMC subsequently elect to drop the Property or decide not to advance it, the Property will be returned to Emgold. Should Emgold subsequently advance the Property into production, RMC shall then be entitled to the same type of Bonus Payments as contemplated in 7 above.

Rozan Property

On 28 August 2012, Emgold announced commencement of its exploration program at its Rozan Property, B.C. The program consisted of 1,495 meters of diamond drilling in 15 drill holes, resulting in several gold intercepts. Results are contained in a 28 January 2013 press release issued subsequent to year end.

Stewart Property

On 26 November 2012, Emgold announced commencement of its 2012 exploration program at its Stewart Property, B.C. The program considered of 1,445 meters of diamond drilling in 11 drill holes, resulting in discovery of a new gold exploration target called the Stewart Creek Gold Zone, discovery of a new base metal exploration target called the Free Silver Zone, and further expansion of the Stewart Moly Zone to depth. Results are contained in a 08 April 2012 press release issued subsequent to year end.

Corporate

Corporately, on 01 May 2012, Emgold retained Vanguard Shareholder Solutions for investor relations services. On 07 May 2012, the Company moved to OTCQB status. On 22 May 2012, Andrew MacRitchie was appointed as a new Independent Director. Grant T. Smith was appointed as CFO replacing Kenneth Yurichuk on 01 September 2012. Lisa Maxwell was appointed as Corporate Secretary, replacing Mary Davies on 01 September 2012. Also on 01 September 2012, the Company retained Clearline Chartered Accountants of Vancouver to provide corporate accounting and financial services, replacing Quorum Management Services.

In an attempt to bring additional funds into the Company, Emgold completed a re-pricing and extension of 11.8 million warrants, re-pricing them from $0.35 per share to CDN$0.15 per share, with a 12 month extension for exercise. A total of 1,194,101 of these warrants were exercised through an early conversion option at CDN$0.10 per share for total proceeds of CDN$119,410 as announced in Emgold’s 10 September 2012 press release.

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Emgold Mining Corporation
US Funds (Unaudited)
Management Discussion and Analysis

The I-M Project, California

The Idaho-Maryland Mine, located in Grass Valley, California was discovered in 1851. It was in production from 1862 through 1956 and was the second largest historical underground gold producer in California. Total recorded production was 2,383,000 ounces of gold from 5,546,000 short tons for a recovered grade of 0.43 ounces of gold per short ton. The Idaho-Maryland Mine is located adjacent to the historic Empire Mine, the largest historical underground producer in California, reportedly producing 5.8 million ounces of gold. It was Newmont Mining Corporation’s first operating mine and Newmont maintains the mineral rights to the property. Within a three mile radius of the Idaho-Maryland Mine, the historic mines in the Grass Valley District produced a reported 13 million ounces of gold. Including placer gold, the Grass Valley District is reported to have produced 17 million ounces of gold.

At 31 December 2012, the Company has a mining lease and option to purchase agreement (the “BET Agreement”) for the I-M Project. The BET Agreement, subject to a series of extensions, covers the lease and purchase of approximately 2,750 acres of mineral rights and 91 acres of surface rights associated with the Idaho-Maryland Project. Emgold owns certain other mineral and surface rights associated with the Project. The BET Agreement has been extended from 01 February 2011, for an additional two years to 01 February 2013. Lease payments during the extension period will be $30,000 per quarter. The Company has the ability to exercise the purchase option of the BET Agreement at any time while the option agreement remains in good standing. At quarter end, the Company was in compliance with all the terms of its option to purchase agreement on the Idaho-Maryland Mine. Subsequent to year end 2013, the BET Agreement expired. The Company is currently in negotiations to extend or renegotiate the Agreement.

Under the 2009 extension of the lease agreement, Emgold was to make quarterly option payments of $30,000 beginning on 01 February 2009, until 31 January 2010. For the period from 01 February 2010, to 31 January 2011, the quarterly option payments were to increase to $60,000 per quarter. In the 2011 extension, the BET Group agreed to defer 50 percent of the quarterly lease payment for 2010, amounting to $30,000 per quarter. The amount of the deferral, totalling $120,000, will be added to the purchase price of the Property, the first instalment of which becomes due on 01 February 2013. The deferral of $120,000 will be subject to interest calculated at 5.25% compounded annually.

The Company is in the advanced stage of the permitting process for the I-M Project and believes it has developed a good working relationship with all stakeholders in the local communities. The I-M Project is being permitted in accordance with the California Environmental Quality Act (“CEQA”) and the Surface Mining and Reclamation Act (“SMARA”), as well as other local, State and Federal legislation. The City of Grass Valley (the “City”) is the Lead Agency for the CEQA and SMARA processes for the I-M Project.

The initial permit applications were deemed substantially complete by the City on 20 May 2005 at which time the City completed the Master Environmental Assessment (“MEA”) finalized in June of 2006. Based on the comments in the MEA, comments received from the City, public comments received as part of the community relations program, and advances in the computer modelling and mine planning being done by I-M staff, the Company elected to revise its permit application prior to proceeding with the Initial Study. On 22 June 2007, the City of Grass Valley accepted the Company’s revised permit application. The City subsequently completed an Initial Study on January 8, 2008 and commenced preparation of the Draft Environmental Impact Report (“EIR”).

The draft EIR was prepared by the City and its consultants. It was submitted for public comment on 30 October 2008. The public comment period was completed 20 January 2009. Public and agency comments obtained in the public comment period were categorized and reviewed. Meetings were held with various state agencies to review their comments on the Draft EIR. Subsequent to these meetings, Emgold elected to make certain modifications and clarifications to the project description and revise its permit applications prior to completing the final EIR. The primary reasons for the revisions were to reduce potential air quality impacts identified in the 2008 draft EIR and ensure that clean-up of legacy mine tailings at the Idaho-Maryland site was adequately analysed in the EIR.

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Emgold Mining Corporation
US Funds (Unaudited)
Management Discussion and Analysis

The Company completed its second revision to the project description and its project applications for the project in May 2011. The revised documents were subsequently accepted as complete by the City on 24 May 2011. In July of 2011, the City commenced a competitive bid process to retain a consultant to complete the EIR process. In addition, the City commenced a competitive bid process to retain three additional consultants to assist and advise it in completion of the EIR process. On 25 October 2011, the City approved agreements for the three consultants to assist and advise it through the completion of the EIR process. On 08 November 2011, the City approved agreements with Ascent Environmental to complete the EIR process. The City also approved a reimbursement agreement with Idaho-Maryland Mining Corporation (“IMMC”) to cover the costs necessary to complete the EIR process. IMMC, as the applicant, is required to cover all costs related to the EIR process.

On 23 November 2011, with the scope, cost, and schedule to complete the EIR process now known, IMMC requested that the City table the Company’s applications to allow it sufficient time to raise the funds necessary to complete the EIR process. Emgold requested 60-90 days, but indicated to the City that this financing could take longer due to poor equity market conditions (also refer to Emgold’s 26 October 2011 press release). On 13 March 2012, the Company requested another 60-90 days, due to continuing poor market conditions. The City indicated that Emgold would have 180 days to complete financing activities to move the project forward in the permitting process – until 10 September 2012 or the 2011 revised permit applications would be “deemed withdrawn”. Should this time period lapse, the application documents would have to be refiled with the City and a new application fee paid.

On 07 September 2012, Emgold issued a press release indicating market conditions had not improved and notified the City it would allow the 2011 revised applications to be deemed withdrawn. On 12 September 2012, the Company received a letter from the City indicating the 2011 revised applications were indeed deemed withdrawn, and would need to be resubmitted when the Company obtained the necessary funding to move forward. This is not expected to represent a major cost or impact to the permitting process given where the Company is in the permitting process.

Note that current volatility in the world markets due to political and economic conditions, beyond the Company’s control, are affecting all junior and senior mining companies’ ability to raise funds in the current market. As announced in a 26 October 2011 press release, Emgold recognized it would need to temporarily place the Idaho-Maryland Project permitting on hold until market conditions improve. At this point in time, markets have not improved. As outlined in the press release, the Company may elect to drop the project and focus on other quality assets in the Company’s portfolio.

The pace of work in permitting the I-M Project has been affected by availability of funds and work has been adjusted based on funding available. There is no guarantee that the City will approve the project or that other agencies will approve the permits necessary to operate. However, two gold mines (the Mesquite Mine operated by New Gold Inc. and the Briggs Mine operated by Atna Resources Ltd.) have recently returned to permitted operations in California. In addition, Sutter Gold Mining Inc. has obtained permits to operate the Sutter Gold Mine and is in the construction process. Golden Queen Mining Company Ltd. is in the process of obtaining permits to open the Soledad Mountain Project. Molycorp has re-opened the Mountain Pass rare earth project and U.S. Borax operates the Boron Mine. Several other companies are in the exploration, permitting, or development stage in California.

An EIR for the I-M Project was previously completed in 1995 to dewater and explore the mine with Nevada County as the lead agency. Emgold believes there is no technical reason to prevent the mine from being permitted and the risk is the political uncertainty of permitting in the United States and the State of California with constantly evolving regulations at all levels of government that may impact the permitting requirements at some future date.

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Emgold Mining Corporation
US Funds (Unaudited)
Management Discussion and Analysis

In particular, potential legislation from the California Air Resources Board and the Federal EPA related to carbon emissions and potential cap and trade rules may have an effect on mining operations in the U.S.

Operation of the Idaho-Maryland mine will require the submission and approval of additional environmental assessments. Environmental assessments of proposed project operations and permit approvals and conditions carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce or eliminate the profitability of operations. For example, if the Company is unable to obtain required permits, and the reasons that the permits cannot be obtained are deemed to be financially insurmountable, the development of the I-M Project would be curtailed, and the Company’s operations in Grass Valley, would cease.

Information about the I-M Project is distributed at community events. Issues of concern to the community are addressed and communicated to all interested parties at public workshops and meetings and community events as well as through local news media, direct mail-outs, circulars and brochures. The Company has an extensive Community Outreach Program in Grass Valley to inform the public about the project and to listen to their concerns. A website devoted to the I-M Project, www.idaho-maryland.com, provides general I-M Project information and permitting documentation and addresses community concerns regarding the expected impact of dewatering existing mine workings, underground development, exploration and the possible operation of a mine on the community and the environment.

Buckskin Rawhide Property, Nevada

The Buckskin Rawhide Property is situated within the Walker Lane structural zone and gold belt of western Nevada. It is divided into the Buckskin Rawhide East and Buckskin Rawhide West Areas, representing two non-contiguous but nearby properties. The Walker Lane is a regional shear zone of right lateral strike slip faulting and a known gold trend that hosts large and small historic and currently operating gold-silver mines, including mines of the Comstock Lode, Tonopah Mining District and Rawhide Mining District. The geology and mineralization on the Property are associated with lithologic units and structures of the Rawhide volcanic center, as well as structures from the Walker Lane and Basin and Range.

The Buckskin Rawhide East Area, totalling 52 mineral claims, is an early stage gold/silver exploration property located adjacent to and bounded on the east and south by the Denton Rawhide Mine, a gold/silver mine that is owned and operated by Rawhide Mining LLC. The Denton Rawhide Mine was formerly operated by Kennecott Rawhide Mining Company, a subsidiary of Rio Tinto Mining Corporation with reported production (by Kennecott) of 1.4 million ounces of gold and 10 million ounces of silver between 1988 and 2005. It is also adjacent to and bounded on the north and west by the Regent gold-silver Property (“Regent Property”), also owned Rawhide Mining LLC.. The Regent Property was formerly drilled by Kennecott Rawhide Mining Company, Newmont Exploration Company, and Pilot Gold Corporation. The Buckskin Rawhide West Area, totalling 21 mineral claims, is an early stage gold/silver Property located adjacent and west of the Regent Property.

Exploration results at Buckskin Rawhide Property indicate the potential for high grade mineralized gold/silver veins and bulk mineable disseminated gold/silver zones. The development alternatives included advancing the Buckskin Rawhide Property as a standalone gold/silver exploration project or working with Rawhide Mining LLC to explore and develop the Property. The company elected to work with Rawhide Mining LLC, as outlined below, to conduct exploration on the Property and, should any mineable reserves be delineated, potentially have those reserves permitted, mined, and processed at the adjacent Rawhide Mine. This path is believed to be the best way for the Company to obtain potential cash flow from the Property.

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Emgold Mining Corporation
US Funds (Unaudited)
Management Discussion and Analysis

Buckskin Rawhide East Area

The Buckskin Rawhide East Area consists of 52 unpatented mineral claims. Forty-six of the claims were originally part of a Lease and Option to Purchase Agreement with Nevada Sunrise LLC that was signed by the company in 2009. Emgold subsequently staked six additional claims in 2011. In 2012, Emgold signed an Option Agreement to acquire 100% interest in the 46 claims that were part of the Lease and Option to Purchase Agreement. Subsequently, Emgold has acquired six additional claims from Nevada Sunrise LLC and therefore holds 100% interest in 12 claims. Emgold now holds a 75% interest in 40 additional claims that it acquired from Nevada Sunrise LLC. Emgold is in the process of acquiring the remaining 25% of the 40 additional claims from the Estate of Maurice and Lorraine Castagne. Regardless, Emgold currently controls this 25% interest in the claims by nature the 2010 Lease and Option to Purchase Agreement with Nevada Sunrise LLC.

In 2012, Emgold continued sampling, mapping, and analysis of historic and Company sampling at Buckskin Rawhide to further delineate the Black Eagle and Chicago Mountain Zones. On 30 January 2012 Emgold announced results of continuing surface exploration on two previously identified exploration targets, the Black Eagle High Grade Vein Target and the Chicago Mountain Bulk Disseminated Target. Samples were also taken along the Black Eagle Fault (which contained the Black Eagle High Grade Vein Target) and a new fault that was discovered by geological mapping.

On 14 and 19 November 2012, the Company announced a series of transactions involving its Buckskin Rawhide East Property in Nevada. The Company announced it had signed an Option Agreement to complete an early buyout of all underlying property rights, including royalty rights, for its Buckskin Rawhide East Property. The Option provides that Emgold will pay two arm’s length parties (Nevada Sunrise LLC and the Castagne) an aggregate of $510,000 to allow the Company to consolidate a 100% interest in the 52 unpatented mineral claims, totalling 835 acres, that make up Buckskin Rawhide East Property. The Company also announced that it had signed an Agreement with Rawhide Mining LLC (“RMC”) pursuant to which the Company would issue to RMC, on a private placement basis, shares and warrants in an amount of CDN$1.0 million, part of which would be used to fund the above transaction. Also pursuant to the Agreement, upon completion of the title transfer of the 100% of the Buckskin Rawhide East Property to Emgold. The Company will subsequently lease the property to RMC. This transaction is occurring in a number of steps.

On 28 December 2012, the Company announced the first step of the above transaction. The first tranche of the private placement was closed for proceeds totalling CDN$465,000. A total of $400,000 from this tranche of the financing was used to acquire a 100% interest in 6 unpatented mining claims and a 75% interest in 40 unpatented mineral claims, including royalty interests, from one of the underlying property owners mentioned above.

Subsequent to year end 2012, on 01 February 2013, Emgold announced the closing of the second step of the above transaction, which included a second private placement, for proceeds of CDN$285,000. The Company is currently working on the third step of the transaction, which will involve the acquisition of the remaining 25% of 40 unpatented mineral claims that make up part of the Buckskin Rawhide East Property. As part of this step, the remaining CDN$250,000 private placement will be completed with RMC, of which CDN$110.000 will be used to acquire the 25% interest.

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Emgold Mining Corporation
US Funds (Unaudited)
Management Discussion and Analysis

The fourth and final step with RMC will involve completion of a Lease Agreement. RMC has agreed to lease the Buckskin Rawhide East Property from Emgold based on the following terms:

  The Lease Term is 20 years.
  Advance royalty payments will be $10,000 per year, paid by RMC to Emgold, with the first payment due at signing and subsequent payments due on the anniversary of the Lease Agreement.
  During the Lease Term, RMC will make all underlying claim fees to keep the claims in good standing.
  RMC will conduct a minimum of US$250,000 in exploration activities by the end of Year 1.
  RMC will conduct an additional minimum of US$250,000 in exploration activities by the end of Year 3, for a total of US$500,000 in exploration activities by the end of Year 3.
  RMC will have the option of earning a 100% interest in the Property by bringing it into commercial production.
  Upon bringing the property into commercial production, RMC will make "Bonus Payments" to Emgold. Bonus Payments will be US$15 per ounce of gold when the price of gold ranges between US$1,200 per ounce and US$1,799 per ounce. If the price of gold exceeds US$1,800 per ounce, the Bonus Payment will increase to US$20 per ounce
  After meeting its exploration requirements, should RMC subsequently elect to drop the Property or decide not to advance it, the Property will be returned to Emgold. Should Emgold subsequently advance the Property into production, RMC shall then be entitled to the same type of Bonus Payments as contemplated in 7 above

After meeting its exploration requirements, should RMC subsequently elect to drop the Property or decide not to advance it, the Property will be returned to Emgold.

Buckskin Rawhide West Area

Emgold’s has a lease and option to purchase agreement with Jeremy Wire, an individual, for 21 unpatented mining claims at Buckskin Rawhide. The terms of this agreement were disclosed in an Emgold news release dated 06 February 2012.

Emgold has agreed to lease the property from Jeremy Wire subject to the following payments:

Year	Advance Royalty Payment
2012	$10,000	(1)
2013	$10,000	(2)
2014	$10,000	(2)
2015	$20,000	(3)
2016	$30,000	(3)
2017	$30,000	(3)
2018	$30,000	(3)

Note: (1) An initial lease payment paid 50% in cash and 50% in Emgold common shares. (2) Lease payments may be paid in cash or Emgold common shares, at the discretion of Emgold. (3) Lease payments may be paid in cash or Emgold common shares, at the discretion of the Lessor. Shares will be issued at "market value" which means the volume weighted closing price of the shares on the TSX Venture Exchange or the most senior stock exchange or quotation system on which the shares are then listed or quoted for fifteen (15) trading days ending on the date that is five (5) business days before the applicable payment is due, subject to a minimum price of USD$0.08 per share.

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Emgold Mining Corporation
US Funds (Unaudited)
Management Discussion and Analysis

During the lease period, Emgold may conduct exploration and, if warranted, complete a NI 43-101 Technical Report on the Property. On making the above payments and completion of the Technical Report, Emgold will acquire 100% ownership of the property. In the event that commercial production occurs, Mr. Wire will be entitled to a two percent Net Smelter Royalty on production from the property. Emgold will retain the right to purchase this royalty for $1 million, less any advance royalty payments already made.

Koegel Rawhide Property, Nevada

The Koegel Rawhide Property is situated within the Walker Lane structural zone and gold belt of western Nevada. The Walker Lane is a regional shear zone of right lateral strike slip faulting and a known gold trend that hosts large and small historic and currently operating gold-silver mines, including mines of the Comstock Lode, Tonopah Mining District and Rawhide Mining District. The geology and mineralization on the Property are associated with lithologic units and structures of the Rawhide volcanic center, as well as structures from the Walker Lane and Basin and Range.

The Koegel Rawhide Property is an early stage gold/silver exploration property located about four miles south of the Denton Rawhide Mine, a gold/silver mine that is owned and operated by Rawhide Mining LLC. The Rawhide Mine was formerly operated by Kennecott Rawhide Mining Company, a subsidiary of Rio Tinto Mining Corporation with reported production (by Kennecott) of 1.4 million ounces of gold and 10 million ounces of silver between 1988 and 2005. It is also south of Emgold’s Buckskin Rawhide Property and the Regent gold-silver Property, owned by Rawhide Mining LLC. The Regent Property was formerly drilled by Kennecott Rawhide Mining Company and Newmont Exploration Company.

Geologic mapping by Charles P. Watson, a consulting geologist, in the years 1991-1992, indicates the Property is covered mostly by Tertiary (Pliocene) age intermediate volcanic rocks including andesitic tuff breccias, sills and dikes. The volcanic units have been folded into minor anticlines and faulted. Faults of several orientations occur on the Property with north, northwest and northeast trends. Hydrothermal alteration (clay and silica) is present and is associated with structures and mineralization.

Gold and silver mineralization is present at Koegel Rawhide, based on historic randomly spaced surface sampling. A total of 464 samples were taken in geologically derived locations by consulting geologist Charles P. Watson in the years 1991-1992. The results of the historic grab samples ranged from non-detectable to 2 ounces per ton gold, and from non-detectable to 11 ounces per ton silver. The methods and quality control from the historic sampling are unknown and cannot be verified under NI 43-101, but the results are considered reliable for exploration purposes.

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Emgold Mining Corporation
US Funds (Unaudited)
Management Discussion and Analysis

Emgold’s has a lease and option to purchase agreement with Jeremy Wire, an individual, for 19 unpatented mining claims at Koegel Rawhide. The terms of this agreement were disclosed in an Emgold news release dated 13 February 2012. Emgold has agreed to lease the property from Jeremy Wire subject to the following payments:

Year	Advance Royalty Payment
2012	$10,000	(1)
2013	$10,000	(2)
2014	$10,000	(2)
2015	$20,000	(3)
2016	$30,000	(3)
2017	$30,000	(3)
2018	$30,000	(3)

Note: (1) An initial lease payment paid 50% in cash and 50% in Emgold common shares. (2) Lease payments may be paid in cash or Emgold common shares, at the discretion of Emgold. (3) Lease payments may be paid in cash or Emgold common shares, at the discretion of the Lessor. Shares will be issued at "market value" which means the volume weighted closing price of the shares on the TSX Venture Exchange or the most senior stock exchange or quotation system on which the shares are then listed or quoted for fifteen (15) trading days ending on the date that is five (5) business days before the applicable payment.

During the lease period, Emgold may conduct exploration and, if warranted, complete a NI 43-101 Technical Report on the Property. On making the above payments and completion of the Technical Report, Emgold will acquire 100% ownership of the property. In the event that commercial production occurs, Mr. Wire will be entitled to a two percent Net Smelter Royalty on production from the property. Emgold will retain the right to purchase this royalty for $1 million, less any advance royalty payments already made.

On 15 February 2012, the Company announced that it had staked an additional 17 unpatented mining claims totalling 340 acres. This increased the size of the Koegel Rawhide Property to 36 unpatented mining claims totalling 720 acres.

In 27 February and 28 March 2012 press releases, Emgold announced results of due diligence soil and rock chip sampling and analysis of historic soil and rock chip sampling at Koegel Rawhide. The Company identified a high grade vein target called T-10 with this sampling. Potential exists for both high grade vein and bulk disseminated gold and silver targets on the Property.

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Emgold Mining Corporation
US Funds (Unaudited)
Management Discussion and Analysis

Stewart Property, British Columbia

In 2001, the Company entered into an option agreement to acquire the rights to the Stewart mineral claims, a polymetallic prospect located close to Nelson in south-eastern British Columbia. The Company has earned a 100% interest in the property, subject to an underlying royalty interest.

The Stewart Property is a middle stage exploration property. It is located in a region of historic mining activity, and is part of a large geological trend of tungsten, molybdenum and gold mineralization. The Stewart Property contains a number of gold, molybdenum, tungsten and silver-lead-zinc prospects. The property has been assessed by various operators since 1967, each exploring a different type of mineral deposit. Much data is available from those programs as well as work done by Emgold. Five main exploration targets have been identified to date – the Stewart Moly Zone, the Craigtown Creek Gold Zone, the Stewart Creek Gold Zone, the Arrow Tungsten Zone, and the Free Silver Zone.

On 26 November 2012, Emgold announced commencement of its 2012 exploration program at its Stewart Property, B.C. The program consisted of 1,445 meters of diamond drilling n 11 drill holes, resulting in discovery of a new gold exploration target called the Stewart Creek Gold Zone, discovery of a new base metal exploration target called the Free Silver Zone, and further expansion of the Stewart Moly Zone to depth. Results are contained in a 08 April 2013 press release issued subsequent to year end.

Rozan Property, British Columbia

In 2000, the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located south of the community of Nelson in the Red Mountain area of south eastern British Columbia. The Company holds a 100% interest in the property. Subject to an underlying royalty interest.

The Rozan Property is an early stage polymetallic exploration property in the same geological trend as the Stewart Property. Exploration by Emgold has included geological mapping, geochemical sampling and geophysical surveys along with small drilling programs, all of which had encouraging results. The Rozan Property has the potential for high-grade gold veins, bulk mineable disseminated gold zones, and possibly other metals.

Golden Bear Ceramics Company

Golden Bear Ceramics Company has developed a process that can use a variety of non-traditional feedstock materials such as mine tailings, fly ash from coal fired power plants, fines from aggregate quarries, and other mineral wastes to make high quality 100% recycled stone and ceramic building products. This process uses off-the-shelf equipment from the ceramics industry and involves traditional cold forging and hot forging processes.

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Emgold Mining Corporation
US Funds (Unaudited)
Management Discussion and Analysis

 Results of Operations

The comprehensive loss for the year ended 31 December 2012 was $375,731, which compares to a comprehensive loss of $2,338,060 during the year ended 31 December in 2011. The main fluctuations in costs are as follows:

Exploration and evaluation (Rounded ‘000)	3 months 2012	3 months 2011	12 months 2012	12 months 2011
	$492,000	276,000	$1,187,000	1,307,000
Variance increase (decrease)	216,000		(120,000)

Exploration and evaluation activities in the three month period are a direct result from the flow-through exploration activities completed on the Company’s B.C. properties. The twelve month period ended reflect the Company’s desire to restrict expenses as a result of the difficult current market conditions.

Professional fees (Rounded ‘000)	3 months 2012	3 months 2011	12 months 2012	12 months 2011
	$4,000	30,000	$86,000	175,000
Variance (decrease)	(26,000)		(89,000)

The Company has taken action to reduce professional fees and expects this trend to continue for the next year.

Salaries and benefits (Rounded ‘000)	3 months 2012	3 months 2011	12 months 2012	12 months 2011
	$(10,000)	51,000	$160,000	213,000
Variance (decrease)	(61,000)		(53,000)

The differences in the amounts over the twelve month period result from the Company making changes to its management structure during the year. The difference in the three month period results from reclassification of expenses to better represent items in the financial statements.

Unrealized gain on warrant liability (Rounded ‘000)	3 months 2012	3 months 2011	12 months 2012	12 months 2011
	$(1,296,000)	439,000	$(1,492,000)	379,000
Variance (decrease)	(1,735,000)		(1,871,000)

The warrant liability will continue to roll into income as the passage of time decreases the value of the remaining liability. The unrealized gain in the three and twelve month period ended is a result of adjusting the liability to reflect the warrants re-priced during the year.

Shareholder communications (Rounded ‘000)	3 months 2012	3 months 2011	12 months 2012	12 months 2011
	$48,000	26,000	$128,000	62,000
Variance increase	22,000		66,000

The increase in shareholder communications expense in both the three and twelve month periods ended are a result of the Company entering into a new investor relations contact in order to keep the market better informed of the Company’s activity.

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Emgold Mining Corporation
US Funds (Unaudited)
Management Discussion and Analysis

Unrealized loss on marketable securities (Rounded ‘000)	3 months 2012	3 months 2011	12 months 2012	12 months 2011
	$(6,000)	16,000	$-	49,000
Variance (decrease)	(22,000)		(49,000)

The shift in the three and twelve month periods ended are a result of the Company selling its previously held shares in another publicly traded company. The gain on the sale has been recorded and realized through the consolidated statement of comprehensive loss.

Selected Annual Information

The following table summarizes selected financial data for the Company for each of the four most recently completed financial years. The information set forth below should be read in conjunction with the consolidated audited financial statements, prepared in accordance with International Financial Reporting Standards and Canadian generally accepted accounting principles as applicable.

	IFRS	IFRS	IFRS	GAAP
Fiscal Year Ended	Dec-12	Dec-11	Dec-10	Dec-09
Total Revenues	-	-	-	-
Loss from Continuing Operations	(375,371)	(2,338,060)	(1,073,087)	(2,385,996)
Loss and Comprehensive Loss for the Year	(375,371)	(2,338,060)	(1,073,087)	(2,385,996)
Loss per Share (Basic and Diluted)	(0.01)	(0.06)	(0.05)	(0.14)
Total Assets	1,677,936	2,198,166	2,207,283	1,136,369
Long-Term Financial Liabilities	19,596	1,079,253	116,195	768,246
Cash Dividends Declared	-	-	-	-

Financial Data for the Last Eight Quarters

The following table sets out selected unaudited quarterly financial information of the Company and is derived from the unaudited interim condensed interim consolidated financial statements prepared by management. The Company’s interim financial statements are prepared in accordance with International Financial Reporting Standards and are expressed in US dollars

	IFRS	IFRS	IFRS	IFRS	IFRS	IFRS	IFRS	IFRS
Three Months Ended	Dec-12	Sep-12	Jun-12	Mar-12	Dec-11	Sep-11	Jun-11	Mar-11
	$	$	$	$	$	$	$	$
Total Revenues	-	-	-	-	-	-	-	-
(Loss) income from continuing operations	522,705	(406,122)	(516,751)	24,437	(855,503)	(689,679)	(412,693)	(380,185)
(Loss) income for the period	522,705	(406,122)	(516,751)	24,437	(855,503)	(689,679)	(412,693)	(380,185)
Gain (loss) per share (Basic and diluted)	0.01	(0.01)	(0.01)	(0.00)	(0.02)	(0.02)	(0.01)	(0.01)
Total assets	1,677,936	1,500,731	1,611,293	1,938,803	2,198,166	1,245,255	1,690,810	2,021,071
Working capital	(923,332)	(466,057)	4,178	346,151	651,840	(695,764)	(223,008)	196,874

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Emgold Mining Corporation
US Funds (Unaudited)
Management Discussion and Analysis

The Company experienced a trend of increasing losses from operations between the periods of March and June 2011, June and September 2011, and September and December 2011. This is a result of the Company steadily ramping up exploration throughout the year ended 2011 in order to fulfil its flow-through exploration expenditure requirements.

During the period between December 2011 and March 2012, the Company ceased exploration as a result of meeting its requirements in the 2011 year ended. The income in the three month period is primarily due to the adjustments impacting the warrant liability as disclosed above and in the Company consolidated financial statements.

The variances between the three month periods between March and June 2012, June and September 2012, and September and December 2012 are primarily a result of adjustments impacting the warrant liability and timing of exploration expenses incurred.

Other factors contributing to the variances between quarters are affected by the Company’s activities and progress on permitting of the I‑M Project and flow through work completed on the Company’s B.C. properties. These are discretionary costs, primarily related to the timing and availability of hiring of external consultants related to the permitting process, resource estimates and engineering or capital expenditures, which may be delayed.

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Emgold Mining Corporation
US Funds (Unaudited)
Management Discussion and Analysis

Exploration and Evaluation Expenditures

	For the Year Ended 31 December 2012	For the Year Ended 31 December 2011	Cumulative Total of 31 December 2012
Idaho – Maryland Property, California
Geological & geochemical	$279,912	$309,385	$4,977,460
Land lease and taxes	167,244	153,954	1,827,350
Mine planning	77,168	298,995	4,819,000
Transportation	9,330	-	137,580
Community relations	2,380	-	82,941
Assay and analysis	1,023	-	101,163
Site activities	827	-	1,673,217
Drilling	-	-	1,039,920
Consulting	-	-	209,713
Stock-based compensation	42,200	13,166	642,143
Incurred during the year	$580,084	$775,500	$15,510,488
Buckskin Rawhide and Koegel Properties, Nevada
Geological & geochemical	-	26,890	28,165
Site activities	-	1,206	5,116
Incurred during the year	$-	$28,096	$33,281
Rozan Gold Property, BC
Drilling	221,721	-	285,771
Assays and analysis	63,052	-	74,855
Geological & geochemical	33,082	-	156,470
Site activities	175	-	22,219
Transportation	64	-	12,418
Stock-based compensation	-	-	16,055
Trenching	-	-	4,666
Assistance and recovery	-	-	(7,322)
Incurred during the year	$318,094	$-	$565,132
Stewart Property, BC
Drilling	227,913	321,087	1,079,056
Geological & geochemical	53,406	101,844	376,399
Assays and analysis	3,036	60,555	159,748
Claim fees	2,332	-	2,332
Transportation	1,796	10,223	57,857
Site activities	668	9,835	32,013
Stock-based compensation	-	-	16,055
Trenching	-	-	19,318
Assistance and recovery	-	-	(29,692)
Incurred during the year	$289,151	$503,544	$1,713,086
Total Exploration Expenditures	$1,187,329	$1,307,140	$17,821,987

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Emgold Mining Corporation
US Funds (Unaudited)
Management Discussion and Analysis

The Company’s primary focus continues to be the permitting of the I-M in California, subject to securing funds to move forward with the permitting process and subject to extending the Lease and Option to Purchase Agreement associated with 91 acres of surface rights and 2,750 acres of subsurface mineral rights.

The Company’s secondary focus is to advance its properties in Nevada that are adjacent to or near the operating Denton Rawhide Mine. The Company is consolidating its ownership in the Buckskin Rawhide East Property and plans to subsequently lease the property to Rawhide Mining LLC, who operates the Denton Rawhide Mine. Emgold subsequently plans to conduct additional exploration on its Buckskin Rawhide West and Koegel Rawhide Properties, subject to securing funds to move forward with this exploration.

The Company’s tertiary focous is the continued exploration of its Stewart and Rozan Properties in British Columbia, also subject to securing fund to move forward with this exploration.

Liquidity

Historically, the Company’s sole source of funding is and has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common shares and warrants pursuant to private placement financings and the exercise of warrants and options.

The current market conditions, the challenging and inhospitable funding environment and the low price of the Company’s common shares make it difficult to raise funds through private placements of shares. In addition, the Company endeavours to minimize dilution to existing shareholders. There is no assurance that the Company will be successful with any financing ventures. Please refer to the “Risks” section of this document.

At 31 December 2012, the Company had a working capital deficiency of $923,332, compared with a working capital surplus of $651,840 at 31 December 2011.

Cash used in operating activities during the year ended 31 December 2012 totalled $1,062,980 (Comparative Period - $1,916,949).

Cash used in investing activities during the year ended 31 December 2012 totalled $417,519 (Comparative Period – cash raised $1,000).

Cash raised in financing activities during the year ended 31 December 2012 totalled $577,450 (Comparative Period - $1,963,556).

Investing Activities

As at 31 December 2012, Emgold has capitalized $1,464,274 (Comparative Period - $1,035,163) representing costs associated with the acquisition of its mineral property interests in California, Nevada and British Columbia.

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Emgold Mining Corporation
US Funds (Unaudited)
Management Discussion and Analysis

Capital Resources

The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations. Currently, the Company does not have sufficient working capital to carry on planned operations, and will have to continue to raise equity capital for future operations. If it is unable to continue to raise sufficient equity capital for continued permitting and corporate overhead, it would have to cease operations.

Share Capital

As at 31 December 2012, the Company had 66,651,462 common shares issued and outstanding. The fully diluted share capital of 107,119,991 assumes the conversion of 35,495,784 warrants and 4,969,665 options.

Subsequent to the year end and up to the date of this report, the Company had 72,587,462 common shares issued and outstanding resulting from the closing of a private placement which saw the issuance of 5,700,000 common shares and the issuance of 236,000 common shares in connection with existing lease and options to purchase agreements on the Buckskin Rawhide and Koegel Rawhide Properties. The fully diluted share capital of 115,202,911 assumes the conversion of 38,345,784 warrants and 4,269,665 options. Subsequent to year end the Company issued an additional 2,850,000 warrants in connection with the private placement noted above and expired 700,000 options.

Financing Activities

Further financing will continue to be required to advance the I-M Project, for exploration of Emgold’s other properties, and for general and administrative costs, in order to complete the permitting process. Emgold has been looking at various alternatives to implement Golden Bear’s business plan as noted in section 1.1.1. The Company currently has no carrying value for Golden Bear and all costs were written off in fiscal 2008.

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Emgold Mining Corporation
US Funds (Unaudited)
Management Discussion and Analysis

Going Concern

These consolidated financial statements have been prepared on the basis of the accounting principles applicable to a going concern, which assumes the Company’s ability to continue in operation for the foreseeable future and to realize its assets and discharge its liabilities in the normal course of operations.

There are several adverse conditions that cast significant doubt upon the soundness of this assumption. The Company has negative working capital, has incurred operating losses since inception, has no source of revenue, is unable to self-finance operations and has significant on-going cash requirements to meet its overhead and maintain its mineral interests. Further, the business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of exploration and evaluation assets is dependent upon several factors. These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties.

For the Company to continue to operate as a going concern it must obtain additional financing; although the Company has been successful in the past at raising funds, there can be no assurance that this will continue in the future. If the going concern assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the statement of financial position classifications used and such adjustments could be material.

External permitting activities with the City of Grass Valley related to the I-M Project in California remain on hold pending financing activities by the Company and pending extension of the Lease Option to Purchase Agreement for certain surface and mineral rights associated with the Project. As announced in 26 October 2011 and 07 September 2012 press releases, the preparation of the Environmental Impact Report (EIR) remains temporarily on hold while the Company waits for improved equity market conditions to raise the funds necessary to complete the process. On 10 September 2012, the City of Grass Valley notified the Company that their 2011 Revised Permit Applications were “deemed withdrawn” and the applications will need to be resubmitted when the Company has the funds in place and is ready to move forward. On 01 February 2013, subsequent to year end 2012, a Lease Option to Purchase Agreement for 91 acres of surface rights and 2,750 aces of mineral rights associated with the I‑M Project expired. The Company is in negotiations to extend this Agreement. Should negotiations to extend the agreement be unsuccessful, Emgold has stated it will terminate the Project and focus on the other assets the Company currently has in its portfolio.

Since 2009, Emgold management has taken many steps to reduce corporate and project costs. Currently, executive salaries are being deferred voluntarily, together with Board remuneration and management and consulting fees, until such time as new financing is available.

The Company’s exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters. The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.

Although over 40 gold mines have been permitted for operations in California since the CEQA legislation was enacted in the 1960s, there seems to remain a general perception in the mining industry and financial institutions that it is not possible to permit a mine in California and this has seriously impeded the Company’s efforts to obtain required and timely equity financing. The number of gold mines permitted and put into production is only a small fraction of the other mineral and metal mining production in California. The Company has received all permits applied for by the Company since its acquisition of the I-M Project.

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Emgold Mining Corporation
US Funds (Unaudited)
Management Discussion and Analysis

There is no assurance that the Company will be able to obtain all permits required for exploration, any future development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

The Company has been performing reclamation activities on an on-going basis on its exploration properties. As such, management feels that there is no significant reclamation liability outstanding on properties owned by the Company.

The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests and on future profitable production or proceeds from the disposition of the mineral property interests or other interests.

Plans for 2013 and On-going

The Company continues to focus on advancing the permitting of the I‑M Project in Grass Valley. The I-M Project is entering the final stages of the CEQA process which will require a substantial amount of the Company's financial and management resources. The Company plans to raise funds to continue advancing the I‑M Project. Should funding not be available, the Company may elect to drop the I‑M Project and focus on other properties the Company has in its portfolio.

A Lease Option to Purchase Agreement for 91 acres of surface rights and 2,750 aces of mineral rights associated with the I-M Project expired on February 1, 2013. The Company is in negotiations to extend this Agreement. Should negotiations to extend the agreement be unsuccessful, Emgold has stated it will terminate the Project and focus on the other assets the Company currently has in its portfolio

The Company believes the Buckskin Rawhide Property is a highly prospective gold-silver exploration property with potential for discovery of high grade and bulk disseminated mineralization. A high grade zone and bulk disseminated zone have been identified for core drilling. Additional prospects on the property also exist. Subject to completion of the agreement announced with Rawhide Mining Company LLC in 14 and 19 November 2012 press releases, it is expected that RMC will conduct exploration activities on the Buckskin Rawhide East Area of the Property in 2013 with the goal of identifying resources that could ultimately be developed and processed at the adjacent Denton-Rawhide Mine. The Company intends to conduct initial exploration activities (chip sampling, soil sampling, and geologic mapping) on the Buckskin Rawhide West Area that in not part of the RMC agreement, subject to financing.

The Company believes its Koegel Rawhide Property is a highly prospective gold-silver exploration property with potential for high grade and bulk disseminated mineralization. A high grade zone has been identified for core drilling and additional prospects on the property will continue to be investigated, subject to financing.

The Company believes the Stewart and Rozan Properties are highly prospective poly-metallic exploration properties with potential for discovery of molybdenum, tungsten, gold, silver, and other types of mineralization. A number of targets have been identified for continuing exploration, subject to financing.

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Emgold Mining Corporation
US Funds (Unaudited)
Management Discussion and Analysis

Related Party Transactions and Balances

The Company’s related parties consist of directors, executive officers and companies owned by directors and / or executive officers as follows:

Related parties	Nature of transactions
David Watkinson, CEO	Management fees & share-based awards
A company owned or controlled by Grant T. Smith, CFO	Professional fees
A company of which a Director, Kenneth Yurichuck, is a director	Management fees & share-based awards
Sargent Berner, Director	Share-based awards
Stephen Wilkinson, Director	Share-based awards
Andrew MacRitchie, Director	Share-based awards
William Witte, Director	Share-based awards

Related party transactions and balances not disclosed elsewhere in the consolidated financial statements are as follows:

Related Party Disclosure
Name and Principal Position	Period (i)	Remuneration or fees(ii)	Share-based awards
CEO and President - management fees	2012 2011	$185,000 185,000	$40,598 -
A company of which the CFO is a director (iii) – management fees	2012 2011	12,095 -	- -
A company of which the CFO is a director (iii) – accounting	2012 2011	4,089 -	- -
759924 Ontario Ltd. (iv) – consulting fees	2012 2011	24,400 42,634	10,826 -
Quorum Management	2012 2011	139,250 186,109	- -
Directors	2012 2011	- -	40,580 -
i) For the year ended 31 December 2012 and 2011.
ii) Amounts disclosed were paid or accrued to the related party.
iii) A company of which the CFO, Grant T. Smith, is a director.
iv) A company of which a director, Kenneth Yurichuk, is a director.

At 31 December 2012, fees of $462,767 (2011 – $244,033) payable to David Watkinson; fees of $14,022 (2011 – $Nil) payable to Clearline; fees of $Nil (2011 – $7,997) payable to 759924 Ontario Ltd.; and fees of $Nil (2011 – $28,531) refundable from Quorum Management and Administrative Services Inc. were included in accounts payable or due to related parties. Also, amounts of $12,756 (2011 – $40,033) are receivable from Stephen Wilkinson at the year-end date.

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Emgold Mining Corporation
US Funds (Unaudited)
Management Discussion and Analysis

Quorum is a private company held jointly by the Company and other public companies, created to provide services on a full cost recovery basis to the various public entities currently sharing certain personnel costs, office space, and overhead with the Company. In April 2012, the partners of Quorum made the decision to wind up its administrative operations effective 31 August 2012. Management is aware of the possibility that there may be a future cost associated with the conclusion of this agreement. At the year ended 31 December 2012 and at the date of this report, the Company is unable to make a reliable estimate of the cost or likelihood of them being incurred. Accordingly, no provision has been made in the consolidated financial statements for the year ended 31 December 2012.

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment. These transactions occurred in the normal course of operations and are measured at their exchange amount, which is the amount of consideration established and agreed to by the related parties.

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

Critical Judgment in Applying Accounting Policies

In the application of the Company’s accounting policies, which are described in note 3 of the consolidated financial statements for the year ended 31 December 2012, management is required to make judgments, estimates and assumptions about the carrying amount and classification of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revisions affect only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

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Emgold Mining Corporation
US Funds (Unaudited)
Management Discussion and Analysis

The following are the critical judgments and areas involving estimates, that management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amount recognized in the consolidated financial statements.

Critical judgments in applying accounting policies

Going concern assumption

These consolidated financial statements have been prepared on the basis of the accounting principles applicable to a going concern, which assumes the Company’s ability to continue in operation for the foreseeable future and to realize its assets and discharge its liabilities in the normal course of operations. There are several adverse conditions that cast significant doubt upon the soundness of this assumption. Refer to note 1 for more details.

Determination of functional currency

In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of the Company and its wholly owned subsidiaries is the US dollar.

Mineral Properties

The company owns land and surface rights, which is part of the Idaho-Maryland property in the amount of $747,219. This land is adjacent to the property which the company leases that expired on February 1, 2013 (see note 16). The company assessed that no impairment was necessary on the land and surface rights that they own as they are still negotiating to extend the lease however if the lease were not extended the land will still be of value as its location is strategic to the operating of the surface mine.

Key sources of estimation uncertainty

Useful life of plant and equipment

As discussed in note 3, the Company reviews the estimated lives of its plant and equipment at the end of each reporting period. There were no material changes in the lives of plant and equipment for the years ended 31 December 2012 and 2011.

Decommissioning liability

The estimated costs are reviewed annually by management including changes in the discount rate, estimated timing of decommissioning costs, or cost estimates.

Share based payments and fair value of warrants

Management assesses the fair value of stock options granted in accordance with the accounting policy stated in note 3. The fair value of stock options granted is measured using the Black-Scholes option valuation model (“BkS”), which was created for use in estimating the fair value of freely tradable, fully transferable options. The Company’s stock options have characteristics significantly different from those of traded options, and changes in the highly subjective input assumptions can materially affect the calculated values. The fair value of stock options granted using the BkS do not necessarily provide a reliable measure of the fair value of the Company’s stock option awards. The same model is used by the Company is order to arrive at a fair value for the issuance of warrants.

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Emgold Mining Corporation
US Funds (Unaudited)
Management Discussion and Analysis

Income taxes

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made.

Exploration and evaluation asset

The Company makes certain estimates and assumptions regarding the recoverability of the carrying values of exploration and evaluation assets. These assumptions are changed when conditions exist that indicate the carrying value may be impaired, at which time an impairment loss is recorded.

Financial Instruments and Other Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, due from related party, marketable securities, accounts payable and accrued liabilities, due to related party and derivative liability.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.

Substantially all of the Company’s cash and short-term investments are held with major financial institutions in Canada, and management believes the exposure to credit risk with such institutions is not significant. Those financial assets that potentially subject the Company to credit risk are its receivables. The Company has increased its focus on credit risk given the impact of the current economic climate. The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash and term deposits are held. The Company’s maximum exposure to credit risk as at 31 December 2012 is the carrying value of its financial assets.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests. The Company coordinates this planning and budgeting process with its financing activities through the capital management process described below, in normal circumstances. Due to the lack of liquidity and anticipated working capital requirements within the next twelve months, management has increased its focus on liquidity risk given the impact of the current economic climate on the availability of finance. During the year ended 31 December 2012, the Company raised cash proceeds of $577,450 (2011 - $1,963,556) in financing activities.

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Emgold Mining Corporation
US Funds (Unaudited)
Management Discussion and Analysis

Currency risk

The Company’s currency risk arises primarily with fluctuations in United States dollar and the Canadian dollar. The Company has no revenue and any exposure to currency risk is related to expenditures by the Company in Canada, as a significant portion of operating expenses are payable in Canadian dollars. The currency risk by the Company relates to unpaid liabilities of the Company payable in Canadian dollars.

The Company has not hedged its exposure to currency fluctuations. At 31 December 2012, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, but presented in United States dollar equivalents:

At 31 December 2012 the Company held currency totalling the following:

Rounded (‘000’s)	31 December 2012	31 December 2011
Canadian dollars	$54,000	$877,000
United States dollars	$8,000	$88,000

Based on the above net exposures at 31 December 2012, and assuming that all other variables remain constant a 5% appreciation or depreciation of the Canadian dollar against the United States dollar would result in an increase/decrease of $2,700 in the Company’s loss from operations.

Management of Capital

The Company defines capital as its shareholders' equity. The Company’s objective in managing capital is to maintain adequate levels of funding to support permitting activities in California, maintain corporate and administrative functions necessary to support organizational management oversight, and obtain funding sufficient for advancing the Company’s other interests including its exploration properties.

The Company seeks to manage its capital structure in a manner that provides sufficient funding for operational activities. Funds are primarily secured through equity capital obtained in private placements. There can be no assurances that the Company will be able to continue raising capital in this manner. The Company currently does not use other sources of financing that requires fixed payments of interest and principal due to the lack of cash flow from current operations and is not subject to any externally imposed capital requirements.

The Company has in the past invested its capital in short-term investments to obtain adequate returns. The investment decision is based on cash management to ensure working capital is available to meet the Company’s short-term obligations while maximizing liquidity and returns of unused capital.

Disclosure controls and internal controls over financial reporting

Management is responsible for designing, establishing, and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed, and reported in an accurate and timely manner in accordance with International Financial Reporting Standards. Management is also responsible for designing, establishing, and maintaining a system of disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company are identified and reported in a timely manner. There has been no significant change in disclosure controls or in internal controls over financial reporting during 2012 that has materially affected, or is reasonably likely to affect, the Company’s disclosure controls or its internal controls over financial reporting.

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Emgold Mining Corporation
US Funds (Unaudited)
Management Discussion and Analysis

Management’s report on internal controls over financial reporting and disclosure controls

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures and assessed the design and the operating effectiveness of the Company’s internal control over financial reporting as of 31 December 2012. Based on that assessment, management concluded that, as at 31 December 2012, the Company’s internal control over financial reporting has effectively provided reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes. There was no change in the Company’s internal controls over financial reporting that occurred in the year ended 31 December 2012 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Additional Disclosure for Venture Issuers with Significant Revenue

Consistent with other companies in the mineral exploration industry, Emgold has no source of operating revenue. The Company’s 31 December 2012 Annual Audited Consolidated Financial Statements provide a breakdown of the general and administrative expenses for the period under review and an analysis of the capitalized and expensed exploration and development costs incurred on its mineral properties.

Investor Relations Activities

With respect to investor and public relations, the Company provides information from its corporate offices to investors and brokers directly.

Approval

The Board of Directors of Emgold Mining Corporation has approved the disclosure contained in this Annual MD&A. A copy of this Annual MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

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Emgold Mining Corporation
US Funds (Unaudited)
Management Discussion and Analysis

Caution on Forward-Looking Information

This Annual MD&A contains "forward-looking statements". These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements may include, but are not limited to, statements with respect to the ongoing viability of the Company, the Company’s ability to raise capital, future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of financing activities, exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other commodities; the state of capital markets; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of exploration and development activities.

Respectfully submitted

On behalf of the Board of Directors

“David Watkinson”

David Watkinson

President & CEO

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